

RECEIVED

2005 APR 12 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Thomas A. Fenton
Vice-President & General Counsel
tfenton@hipinteractive.com

Tel: 905 362 3760 ex.275
Fax: 905 362 2361

March 18, 2005



05007241

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA

SUPPL

SUPPL

PROCESSED

APR 25 2005

THOMSON FINANCIAL

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba, Quebec and Alberta. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), attached please find the documents as listed in Schedule A to this letter.

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Thomas A. Fenton
Vice-President & General Counsel

4/19

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)



SCHEDULE A
List of Attached Documents

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities regarding January 2005 dated: **February 7, 2005**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	TSX Form 1: Change in Outstanding and Reserved Securities regarding February 2005 dated: **March 4, 2005**	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
3.	Confirmation of Mailing **Interim Report regarding Third Quarter of fiscal 2005** dated: **March 4, 2005** Date of filing: **March 7, 2005**	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a
4.	Interim financial statements: **Third Quarter of fiscal 2005** date of filing: **February 14, 2005** **As contained in Item #6**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.
5.	Management's Discussion & Analysis: **Third Quarter of fiscal 2005** date of filing: **February 14, 2005** **As contained in Item #6**	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
6.	Report to shareholder: Interim Financials for **Third Quarter of Fiscal 2005** date of filing: **March 7, 2005**	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79 and OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
7.	Form 52-109FT2-Certification of Interim Filings during transition period – CFO date of filing: **February 17, 2005**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.
8.	Form 52-109FT2-Certification of Interim Filings during transition period – CEO date of filing: **February 14, 2005**	Part 3 of Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings requires both the CEO and CFO to sign and file this certification form in respect of the interim financial statements of the issuer.	These certificates are to be filed concurrently with the filing of the related interim financial statements.



	Document (Attached)	Requirement	Timing
9.	Press Release: Hip Interactive Updates on Some of its Hottest Upcoming Games date of filing: **January 26, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
10.	Press Release: Hip Interactive Corp. Notification of Conference Call and webcast to review Third Quarter Results date of filing: **February 10, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
11.	Press Release: Hip Interactive Corp. Announces Third Quarter Results for Fiscal 2005 date of filing: **February 14, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
12.	Press Release: Hip Gear™ 2.4GHz Wireless Controller with Headset Featuring Bluetooth® Wireless Technology Ships to Retail date of filing: **February 23, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
13.	Press Release: Hip Interactive Corp. Provides Update on Credit Facility date of filing: **March 1, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
14.	Press Release: Hip Interactive Corp. Provides Update on Credit Facility date of filing: **March 16, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
15.	Press Release: Hip Interactive Europe and GOA Sign Exclusive Distribution Deal for Europe on *Dark Age of Camelot: Catacombs* date of filing: **March 17, 2005**	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Hip Interactive Corp.
Symbol : HP
Reporting Period: 01/01/2005 - 01/31/2005

Summary

Issued & Outstanding Opening Balance :	78,832,631	As at :	01/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	11,000
Other Issuances and Cancellations	391,658
Issued & Outstanding Closing Balance :	79,235,289

Stock Option Plan

Stock Options Outstanding Opening Balance:	**4,836,656**	As at :	01/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
01/18/2005	N		10,500		
01/27/2005	N		500		
01/12/2005	N			15,000	
Totals		0	11,000	15,000	0

Stock Options Outstanding Closing Balance:	**4,810,656**	As at :	01/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
01/17/2005	Acquisition	391,658

Filer's comment
From LSP acquisition re earn out.

Totals		391,658

Filed on behalf of the Issuer by:

Name: Jennifer Lee
Phone: 905-362-3760 Ext. 277
Email: jlee@hipinteractive.com
Submission Date:
Last Updated: 02/07/2005 16:57:16

SEC FILE # 82-34720

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer : Hip Interactive Corp.
Symbol : HP
Reporting Period: 02/01/2005 - 02/28/2005

Summary

Issued & Outstanding Opening Balance : 79,235,289 As at : 02/01/2005

Effect on Issued & Outstanding Securities

Stock Option Plan	1,500
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 79,236,789

Stock Option Plan

Stock Options Outstanding Opening Balance: 4,810,656 As at : 02/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
02/22/2005	N	50,000			
01/24/2005	N		1,500		

Filer's comment
Option exercised in January, but share certificate not issued until February.

Totals		50,000	1,500	0	0

Stock Options Outstanding Closing Balance: 4,859,156 As at : 02/28/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name: Jennifer Lee
Phone: 905-362-3760 Ext. 277
Email: jlee@hipinteractive.com
Submission Date:
Last Updated: 03/04/2005 14:52:48



Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 4, 2005

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

Dear Sir or Madam:

RE: **HIP Interactive Corp**
CUSIP: **404194102**

We confirm that the Interim Financial Statements for the third quarter and the nine (9) months ended December 31, 2004, and the Management Discussion and Analysis for the quarter ended December 31, 2004, were mailed to those shareholders on the supplemental mailing list on March 3, 2005.

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

RECEIVED
2005 APR 12 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Peter Lee, the Chief Financial Officer of** HIP INTERACTIVE **CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.**, (the issuer) for the interim period ending **December 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005

"Peter Lee"
Peter Lee
Chief Financial Officer

Form 52-109FT2

CERTIFICATE OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **Arindra Singh, the Chief Executive Officer of HIP INTERACTIVE CORP.**, certify that:

1. I have reviewed the interim filings (as the term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Hip Interactive Corp.**, (the issuer) for the interim period ending **December 31, 2004**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: February 14, 2005

"Arindra Singh"
Arindra Singh
Chief Executive Officer

SEC File No. 82-34720

FOR IMMEDIATE RELEASE **JANUARY 26, 2005**

HIP INTERACTIVE UPDATES ON SOME OF ITS HOTTEST UPCOMING GAMES

Playboy: The Mansion Ships to Retailers, Pariah Launch Date Set and Development Deal Signed for First Game in the Romero Series

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today that *Playboy: The Mansion* has shipped to retail outlets throughout North America. Developed by Cyberlore Studios, *Playboy: The Mansion* is a lifestyle simulation game that allows players a chance to virtually become Playboy visionary Hugh Hefner and will be available for the PlayStation®2 computer entertainment system, the Xbox® video game system from Microsoft and PC systems. As virtual 'Hef', players call the shots for Playboy Magazine, throwing elaborate parties for glamorous guests and developing business relationships to grow the empire. For more information on *Playboy: The Mansion*, please visit www.playhef.com.

"We are thrilled to have this highly anticipated game delivered to our retail partners," remarked Arindra Singh, President and CEO of Hip Interactive. "We have received countless good reviews on the game and we are looking forward to very positive sales results as the public now gets a chance to become Mr. Hefner."

In addition, the North American publisher of *Pariah*, Groove Games Inc. of Toronto, Ontario, has announced that the launch date of its highly anticipated video game, *Pariah*, initially to be available on Xbox and PC platforms, will be released to retail on May 3, 2005. Hip Interactive had expected that *Pariah* would release in March 2005, however, it was determined that May was the optimum time to release the game. Hip Interactive Europe, as publisher of *Pariah* in Europe and Australia/New Zealand, will release the game accordingly to ensure the maximum impact of a simultaneous worldwide release.

"While we are disappointed that *Pariah* will not ship by the end of our fiscal year, March 31, 2005, we are very excited about the quality of *Pariah* and the interest it is receiving at retail and by gamers," commented Mr. Singh. "We believe that *Pariah* will be a huge game for Hip."

With respect to Hip's other marquee title, *Stolen*, such title is now set to launch in Europe on PC and Xbox® on March 11, 2005 and in North America on March 22, 2005, subject to receipt of gold master approvals.

Finally, further to Hip's announcement to work on a series of video games based on the work of popular cult horror director George A. Romero, Hip announced that its fast-growing publishing division, Hip Games™, has signed an agreement with Kuju Entertainment (AIM:KUJ) for the development of the first game in the series. The game, which title is yet to be announced, will be developed for consoles and PC at Kuju's development studio in Surrey, United Kingdom, and is expected to be released in the back-half of fiscal 2006.

"With George A. Romero's cult following among horror fans, a property of this pedigree deserves a first class developer," said Mr. Singh. "This is what we are offering all horror fans with the signing of high-profile developer Kuju Entertainment."

About Playboy Enterprises, Inc.

Playboy Enterprises is a brand-driven, international multimedia entertainment company that publishes editions of *Playboy* magazine around the world; operates Playboy and Spice television networks and distributes programming via home video and DVD globally; licenses the Playboy and Spice trademarks internationally for a range of consumer products and services; and operates *Playboy.com*, a leading men's lifestyle and entertainment Web site.

About Cyberlore Studios
Based in Northampton, Massachusetts, Cyberlore Studios, Inc. has been creating great, award-winning games for over a decade. Cyberlore's mission is to create games that focus on providing fun and innovative play. The company also values its employees, offering them an open, healthy and fun workplace along with great benefits. For more information about Cyberlore Studios and their games, please visit their website at www.cyberlore.com.

About Groove Games
Headquartered in Toronto, Canada, Groove Games is a global publisher of interactive entertainment software. Groove partners with leading developers to deliver great games for avid gamers everywhere. Currently Groove is publishing Digital Extremes' cutting-edge new first-person action game, *Pariah* as well as co-publishing the highly anticipated multi-platform game, *Playboy: The Mansion*. For more information visit www.groovegames.com.

About Hip Games™
Hip Games™ (www.hip-games.com), Hip Interactive's Publishing division, leverages the Company's existing distribution infrastructure to move up the video game supply chain. Hip has entered into distribution and publishing arrangements with publishers and developers from around the world. The licenses give Hip the exclusive right to publish and/or distribute PC and video game titles in North America, with Hip Interactive Europe acting as the publishing and distributing arm of Hip Games™ in Europe. As well, with the acquisition of ARUSH Entertainment, Hip has acquired all of ARUSH's rights to current projects, including the highly anticipated title "Playboy: The Mansion™" and the "Fear Factor: Unleashed™" video games.

About Kuju Entertainment Ltd.
Kuju Entertainment, one of Europe's leading independent game developers on console, PC and wireless platforms, operates four studios in the UK and has been creating top-rated games for over fourteen years. Kuju maintains specialist console/PC divisions in the action, strategy/tactical, racing and lifestyle genres as well as separate divisions for wireless development and conversion projects.

Recent games worked on include the hit titles Call of Duty: Finest Hour for Activision, Warhammer 40,000: Fire Warrior for THQ, Train Simulator for Microsoft and Crash Twinsanity for Vodafone.

Kuju is also a leading publisher of wireless Java games. Kuju Entertainment is a wholly owned subsidiary of Kuju plc. Kuju plc is listed on the Alternative Investment Market (LSE AIM: KUJ). www.kuju.com

About Hip Interactive Corp.
Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

-30-

For more information on Hip Interactive Corp.
Please contact investorrelations@hipinteractive.com

FOR IMMEDIATE RELEASE **February 10, 2005**

HIP INTERACTIVE CORP. NOTIFICATION OF CONFERENCE CALL AND WEBCAST TO REVIEW THIRD QUARTER RESULTS

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, today announced it will be releasing its third quarter results for fiscal 2005 after markets close on Monday, February 14, 2005. In addition, Hip will host an investor conference call and webcast at 8:30a.m. (Toronto time) on Tuesday, February 15, 2005 to review the Company's third quarter financial results. Listeners can call 416-640-4127 (local) or 800-814-4860 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - Media - Upcoming). A replay of the call will be available one hour after the call until midnight on February 22, 2005. To access the replay, call 416-640-1917 – passcode 21113324#. The webcast will be available for 30 days following the live call.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

-30-

This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.
Please contact: investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE **February 14, 2005**

HIP INTERACTIVE CORP. ANNOUNCES THIRD QUARTER RESULTS FOR FISCAL 2005

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced results for the third quarter of its fiscal 2005 ended December 31, 2004. Highlights of the quarter, compared to the same quarter of fiscal 2004, were as follows:

- Overall sales of $142.5 million were down 20.3%, due to continuing shortages of hardware and the associated decline in related software sales worldwide;
- Gross margin decreased to 7.0% from 9.2%, primarily a result of lower distribution margins (competitive pressures and declining average unit selling prices), only partially offset by the growth in the higher margin Hip Gear™ and Hip Games™ divisions;
- Selling, general and administrative expenses increased to $10.7 million from $7.5 million last year, primarily due to the inclusion of approximately $1.8 million of expenses relating to two acquisitions in the publishing segment of the Company's business during calendar 2004, incremental software maintenance and licensing costs of $0.4 million, and stock-based compensation expenses of $0.2 million; and
- The Company incurred a net loss of $1.5 million or $0.02 per basic and diluted share, compared to net earnings of $6.0 million or $0.10 per basic share and $0.09 per diluted share last year.

Sales by the Distribution division (Video Games, PC Games and Movies) were $121.3 million for the quarter, down from $158.4 million for the same period last year. The above-mentioned shortages of popular hardware alone accounted for approximately $30 million of this third quarter sales decline. Margins for the Distribution division fell to 4.6% from 7.8%, primarily due to declining price points, close-out sales at low margins and reduced sales of higher margin valueware.

The Company is implementing a program of initiatives to reverse the recent adverse trends in its Distribution division. These include recent new senior management appointments and steps to improve margins and reduce costs. The program includes consolidation of several warehouses, expansion of product lines with higher margin related products, process improvements and elimination of duplicated functions. The Company expects these initiatives will begin to produce results in Fiscal 2006.

Hip Gear™ (accessories) sales for the quarter were $11.3 million, up from $11.1 for the same quarter last year. Margins were 18.0%, compared to 17.2% for the same period in fiscal 2004. To gain access to new retail placement in the United States for the holiday season, the Company reduced wholesale price points on certain SKUs, a move which reduced margins from the 21% earned on all other Hip Gear™ business for the quarter. It is anticipated that margins will return to higher levels in coming quarters. The Company continues to make good progress in obtaining shelf space in the competitive U.S. market.

Hip Games™ (publishing) sales of $8.1 million increased by 25.8% over the same quarter last year, despite the fact that the Company did not release any marquee titles during the quarter. Significant growth was achieved in the division's higher margin sales of published and co-published titles. Gross margins increased to 21.4% from 20.9% last year. The major new title releases of the quarter, *Fear Factor: Unleashed* (for Game Boy Advance) in North America and *Gadget & the Gagetinis* and *Garfield* (both on PC and PlayStation2) in Europe, have already exceeded management's expected unit sales.

"Hip's fiscal 2005 third quarter was a disappointment for us, even more so because our hands were tied by the shortage of hardware and resulting reduction in software sales through the traditionally strong holiday season – a frustration felt across the industry," commented Arindra Singh, President & Chief Executive Officer of Hip Interactive. "Despite this, our balance sheet has been significantly strengthened by the $16 million in equity raised in November and by our focus on working capital management. In addition, receivables were down to 50 days' sales, compared to 53 days at September 30, 2004, inventory was reduced by $10 million and the

Company's bank loan balance was down to $23 million under its $40 million operating line. We believe that actions initiated in November and subsequently will have a positive impact on our Distribution Division in coming quarters, although we expect the hardware shortage to take some time for our suppliers to resolve fully."

"For our fourth quarter," continued Mr. Singh, "Hip Games™ is releasing two marquee titles, *Stolen* on PS2, Xbox and PC, for which Hip is the worldwide publisher, and *Playboy: The Mansion*, which released on January 25, 2005 and had initial sell-in units of more than twice our breakeven unit levels. Furthermore, our fiscal 2006 lineup includes several top-line titles such as *Pariah*, *Fear Factor: Unleashed*, *City of the Dead* (working title), *Ghost Wars* and *World Rugby*. With what we believe to be very strong titles just launched and in the pipeline, Hip's future looks promising as we execute the strategy we began two years ago."

AS STATED IN THE NEWS RELEASE OF THURSDAY, FEBRUARY 10, 2005, HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 8:30A.M. (TORONTO TIME) ON TUESDAY, FEBRUARY 15, 2005 TO REVIEW THE COMPANY'S THIRD QUARTER FINANCIAL RESULTS. LISTENERS CAN CALL 416-640-4127 (LOCAL) OR 800-814-4860 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM - MEDIA - UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON FEBRUARY 22, 2005. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21113324#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

For the conference call, please call five minutes in advance to ensure that you are connected. Questions and answers will be taken only from participants on the conference call. For the webcast, please allow 15 minutes to register and download and install any necessary software.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

-30-

This document may contain forward-looking statements, relating to the Company's operations or to the environment in which it operates, which are based on Hip Interactive's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or are beyond Hip Interactive's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. These factors include those set forth in other public filings. Consequently, readers should not place any undue reliance on such forward-looking statements. Hip Interactive disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information on Hip Interactive Corp.

For investor and media inquiries, please contact:
investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheets (In $ thousands)	**December 31, 2004** (unaudited)	**March 31, 2004** (audited)	**December 31, 2003** (as restated) (unaudited)
ASSETS			
Current assets			
Accounts receivable	$ 78,762	$ 47,604	$ 91,027
Inventory	37,107	42,608	48,438
Prepaids and other assets	2,621	2,523	1,800
Income taxes receivable	703	-	-
Current portion of future income taxes	3,173	940	171
Current portion of notes receivable	137	318	346
	122,503	101,627	143,636
Software development costs	15,342	4,866	5,348
Notes receivable	96	835	879
Property and equipment	13,112	11,420	10,243
Future income taxes	-	-	201
Licenses	6,849	7,078	6,431
Goodwill and intangible assets	35,285	31,849	22,920
	193,187	$ 150,041	$ 187,804
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 23,569	$ 22,548	$ 20,039
Accounts payable and accrued liabilities	87,743	57,136	101,183
Income taxes payable	-	3,631	3,345
Current portion of note payable	227	-	-
Current portion of capital lease obligations	352	530	435
	111,891	83,845	125,002
Note payable	605	-	-
Capital lease obligations	651	918	739
Future income taxes	878	1,191	49
	114,025	85,954	125,790
SHAREHOLDERS' EQUITY			
Capital stock	70,815	53,330	51,753
Other equity	-	-	20
Contributed surplus	4,142	3,541	3,478
Retained earnings	4,205	7,216	6,763
	79,162	64,087	62,014
	$193,187	$ 150,041	$ 187,804

Hip Interactive Corp. – Consolidated Statements of Earnings (In $ thousands) (unaudited)	**Three months ended December 31** 2004	2003 (as restated)	**Nine months ended December 31** 2004	2003 (as restated)
Sales	$ 142,509	$ 178,726	$ 301,504	$354,995
Cost of sales	130,419	161,417	269,967	317,510
Amortization of software development costs and licenses	2,084	948	3,544	3,027
Gross profit	10,006	16,361	27,993	34,458
Expenses				
Selling, general and administrative expenses	10,710	7,498	26,982	18,806
Other expenses	144	(250)	1,880	245
Interest, net	639	276	1,627	760
Amortization of property & equipment	728	547	1,991	1,534
Earnings (loss) before income taxes	(2,215)	8,290	(4,487)	13,113
Income tax expense (recovery)	(727)	2,310	(1,476)	3,949
Net earnings (loss) for the period	$ (1,488)	$ 5,980	$ (3,011)	$ 9,164

Earnings (Loss) Per Share	**Three months ended December 31** 2004	2003 (as restated)	**Nine months ended December 31** 2004	2003 (as restated)
Weighted average number of common shares outstanding (In thousands):				
Basic	72,267	60,959	66,199	58,257
Diluted	72,267	64,566	66,199	61,059
Earnings (loss) per share:				
Basic	$ (0.02)	$ 0.10	$ (0.05)	$ 0.16
Diluted	$ (0.02)	$ 0.09	$ (0.05)	$ 0.15

Hip Interactive Corp. **Consolidated Statements of Cash Flows** **(In $ thousands) (unaudited)** **Cash provided by (used in)**	**Three months ended December 31** **2004**	 **2003** **(as restated)**	**Nine months ended December 31** **2004**	 **2003** **(as restated)**
Operating activities				
Net earnings (loss) for the period	$ (1,488)	$ 5,980	$ (3,011)	$9,164
Items not affecting cash:				
Amortization and other provisions	5,758	547	9,466	1,534
Other expenses	-	-	-	310
Future income taxes	(2,408)	469	(2,546)	507
Stock and other non-cash compensation	242	-	629	-
Gain on sale of Microplay assets	-	(250)	-	(250)
	2,104	6,746	4,538	11,265
Net changes in non-cash working capital balances:				
Accounts receivable	(26,698)	(41,459)	(32,205)	(49,408)
Inventory	8,367	(15,445)	3,717	(20,502)
Prepaids and other assets	(9)	(887)	(98)	(1,011)
Investments in software development costs and licenses, net	(4,367)	(1,915)	(9,679)	(7,708)
Accounts payable and accrued liabilities	19,683	35,033	23,325	40,983
Income taxes payable	(3,355)	1,840	(3,926)	966
Operating activities of discontinued operations	-	-	-	(101)
	(6,379)	(22,834)	(18,866)	(36,781)
	(4,275)	(16,087)	(14,328)	(25,516)
Financing activities				
Note payable	832	-	832	-
Capital lease obligations	(126)	514	(445)	(45)
Common shares for cash, net of share issue costs	15,771	1,071	16,425	6,352
Increase (decrease) in bank indebtedness	(11,219)	15,628	1,021	20,039
	5,258	17,213	17,833	26,346
Investing activities				
Purchase of property and equipment	(891)	(886)	(3,649)	(3,892)
Acquisition of businesses, net of cash acquired	(87)	(235)	(776)	(235)
Repayments of notes receivable, net	(5)	(5)	920	(3)
	(983)	(1,126)	(3,505)	(4,130)
Decrease in cash, during the period	-	-	-	(3,300)
Cash, beginning of period	-	-	-	3,300
Cash, end of period	$ -	$ -	$ -	$ -

Hip Interactive Corp. - Supplementary Information

Sales

(in $ millions)	Three months ended December 31, 2004	December 30, 2003	$ Change	% Change
Video Games	$ 82.9	$ 123.1	$ (40.2)	(33%)
PC Games	17.7	15.7	2.0	13%
Movies	20.7	19.6	1.1	6%
Distribution	121.3	158.4	(37.1)	(23%)
Hip Games™	8.1	6.4	1.8	26%
Hip Gear™	11.3	11.1	0.2	2%
Hip Coin™	1.8	2.8	(1.0)	(36%)
	$ 142.5	**$ 178.7**	**($ 36.1)**	**(20%)**

(in $ millions)	Nine months ended December 30, 2004	December 30, 2003	$ Change	% Change
Video Games	$ 166.8	$ 226.6	$ (59.8)	(26%)
PC Games	37.6	33.2	4.4	13%
Movies	48.7	52.4	(3.7)	(7%)
Distribution	253.1	312.2	(59.0)	(19%)
Hip Games™	23.5	19.3	4.2	22%
Hip Gear™	18.8	17.1	1.7	10%
Hip Coin™	6.1	6.4	(0.3)	(5%)
	$ 301.5	**$ 355.0**	**($ 53.5)**	**(15%)**

Balance Sheet Ratios

	As at December 31, 2004	March 31, 2004
Days sales in Accounts Receivable	50 days	54 days
Days purchases in Accounts Payable	56 days	73 days
Inventory Turnover	10.1 times	10.9 times

FOR IMMEDIATE RELEASE FEBRUARY 23, 2005

HIP GEAR™ 2.4GHZ WIRELESS CONTROLLER WITH HEADSET FEATURING *BLUETOOTH*® WIRELESS TECHNOLOGY SHIPS TO RETAIL

Hip Interactive Corp. (TSX:HP), an international provider of electronic entertainment products, today announced that its Hip Gear™ line of accessory products has commenced shipping to its retail customers its new wireless controller with headset, which is fully compatible for Xbox® online gaming. Branded as XB-Comm™, the 2.4 GHz wireless controller with headset featuring *Bluetooth*® Wireless Technology incorporates the latest in voice technology and auto-channel scanning for maximum signal strength, giving gamers the ultimate interference-free gaming experience.

"We are very pleased that our XB-Comm™ featuring market-leading *Bluetooth*® Wireless Technology is now available at retail," said Arindra Singh, President & Chief Executive Officer of Hip Interactive. "We believe gamers, especially online gamers, will see this product as a must have for their Xbox®."

About Hip Gear™

Hip Gear™ video game accessories (www.hipgearproducts.com) are designed to blend innovation and creativity. Created from the consumer's desires, Hip Gear™ provides high quality, value-priced accessories for all leading game consoles. Hip Gear™ is carried in Europe and throughout North America in leading video game retailers. In addition, Hip creates private label accessories and game/accessory bundles for a number of national and international retailers.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

-30-

For more information on Hip Interactive Corp.
Please contact investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE MARCH 1, 2005

HIP INTERACTIVE CORP. PROVIDES UPDATE ON CREDIT FACILITY

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced that it received a formal extension from its lender. Specifically, the availability of Hip's credit facility will remain at $40 million until March 31, 2005. The Company is currently in compliance with all terms and covenants as set out in its loan agreement and, as of Friday, February 25, 2005, had a loan balance of $27.4 million.

"We are pleased the request to extend our facility with The Bank of Nova Scotia was approved," said Arindra Singh, President & Chief Executive Officer of Hip Interactive. "Going forward, we are confident that Hip will be able to access all necessary sources of funding to meet our future cash requirements."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol HP.

-30-

For more information on Hip Interactive Corp.
Please contact: investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

SEC File No. 82-34720

FOR IMMEDIATE RELEASE **March 16, 2005**

HIP INTERACTIVE CORP. PROVIDES UPDATE ON CREDIT FACILITY

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment products, today announced that it has signed a proposal letter with Congress Financial Corporation (Canada) with respect to the provision of a $50 million working capital credit facility. The completion of the Congress financing is subject to, among other things, the execution of a definitive loan agreement and related legal documentation, due diligence, Board approval and final credit approval by Congress. The Company expects that the Congress facility will be in place no later than April 30, 2005.

In addition, the Company announced that the Bank of Nova Scotia, Hip's current lender, has agreed to extend its existing $40 million credit facility until April 30, 2005. The Company is currently in compliance with all terms and covenants as set out in its loan agreement with the Bank of Nova Scotia.

Congress Financial is a strategic partner of the Bank of Nova Scotia.

"We are pleased to be working with Congress Financial once again – having previously had a Congress asset-based facility from May 2001 until September 2003," said Arindra Singh, President & Chief Executive of Hip Interactive. "We believe the $50 million facility will provide sufficient availability to meet Hip Interactive's operating needs and growth."

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

-30-

For more information on Hip Interactive Corp.
Please contact: investorrelations@hipinteractive.com or mediarelations@hipinteractive.com

FOR IMMEDIATE RELEASE **MARCH 17, 2005**

HIP INTERACTIVE EUROPE AND GOA SIGN EXCLUSIVE DISTRIBUTION DEAL FOR EUROPE ON *DARK AGE OF CAMELOT: CATACOMBS*

***Dark Age of Camelot*, the unique world developed by Mythic Entertainment and published by Wanadoo in Europe, benefits from a new extension to be distributed by Hip Interactive Europe**

Hip Interactive (TSX:HP) today announced that its European subsidiary, Hip Interactive Europe, has been named the exclusive distributor in Europe for *Dark Age of Camelot,* the extension to Europe's number one Massively Multiplayer Online Role Playing Game ("MMORPG") with 180,000 registered users.

Fans have eagerly been awaiting the extension, which will offer not only some brand new features, but also some entire new locations to explore for the three kingdoms of Hibernia, Midgard and Albion. In addition, thanks to servers in five European languages, gamers will be able to enjoy the massively multiplayer experience in their native tongues: English, French, German, Spanish and Italian. Due to hit European shelves at the end of March 2005, *Dark Age of Camelot* is currently the only game to offer such a multi-language feature to online gamers.

"We are extremely excited by this partnership with Wanadoo which will offer the fascinating world of Dark Age of Camelot to gamers throughout Europe," said Arindra Singh, President and Chief Executive Officer of Hip Interactive. "This agreement also demonstrates how we have grown in Europe, not only as a publisher, but also as a distributor."

Dark Age of Camelot: Catacombs ***is only playable online with the original game*** **"Dark Age of Camelot"** ***and its two expansions*** **"Shrouded Isles"** ***and*** **"Trials of Atlantis"** ***as well as a subscription.***

About GOA

GOA is the department of France Telecom Group dedicated to on-line games. GOA missions are two-fold: in the MMORPG sector, GOA manages and runs the Dark Age of Camelot pioneer game in five languages: English, German, French, Italian and Spanish and in the casual gaming area, GOA publishes the games channel on French leading portal, Wanadoo.fr.

About Mythic Entertainment

Mythic Entertainment is one of the most successful developers and publishers of massively multiplayer online role-playing games in the world. Credited with 15 online games, including the award winning "Dark Age of Camelot®," Mythic's success is based in proprietary technology, superior game design and exemplary customer service delivered by a talented staff of more than 150 people. "Dark Age of Camelot®" is played by more than 250,000 subscribers in almost every country in the world, and has been translated into four languages.

In March 2003, TA Associates completed a $32 million investment in Mythic, the largest ever granted to any independent game developer. Mythic has been recognized for their business achievements by the Inc. 500, Deloitte and Touche's Fast 500, and as a 2004 finalist in the Dell Small Business Awards. In addition to "Dark Age of Camelot®" expansions, Mythic is currently developing "Imperator™," a next-generation Sci-fi MMORPG, scheduled for release in winter of 2005. More information about Mythic Entertainment is available at www.mythicentertainment.com .

About Hip Interactive Europe

Hip Interactive Europe (www.hip-europe.com) is a full subsidiary of Hip Interactive (TSX: HP) and a publisher and distributor of video games and accessories for interactive leisure. With offices in France and the United Kingdom, Hip Interactive Europe publishes and distributes video games on all the European territories as well as other PAL territories. Hip Interactive Europe is present on all the main platforms: PC, PlayStation 2, Xbox and Game Boy Advance and produces games based on its own brands, such as CT: Special Forces, as well as on licenses coming from the most important Hollywood majors, such as The Mummy: The Animated series from Universal.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including SCEA, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. With offices across North America and in Europe, Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and its proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

- 30 -

For more information on Hip Interactive Corp., contact:
mediarelations@hipinteractive.com or investorrelations@hipinteractive.com

Q3

Hip Interactive Corp. Third Quarter Report for the period ended December 31, 2004



Letter to Shareholders

Dear Fellow Shareholder,

To start, I will provide you a brief overview of the key points from our third quarter of fiscal 2005, being the three months ended December 31, 2004, compared to the three months ended December 31, 2003:

- Overall sales of $142.5 million were down 20.3%, due to continuing shortages of hardware and software sales worldwide;
- Gross margin decreased to 7.0% from 9.2%, primarily a result of lower distribution margins (competitive pressures and declining average unit selling prices), which was only partially offset by the growth in the higher margin Hip Gear™ and Hip Games™ Divisions;
- Selling, general and administrative expenses increased to $10.7 million from $7.5 million last year, primarily due to the inclusion of approximately $1.8 million of expenses relating to two acquisitions in the publishing segment of the Company's business during calendar 2004, incremental software maintenance and licensing costs of $0.4 million, and stock-based compensation expenses of $0.2 million; and
- we incurred a net loss of $1.5 million or $0.02 per basic and diluted share, compared to net earnings of $6.0 million or $0.10 per basic share and $0.09 per diluted share last year.

Distribution Division

Sales for the Distribution Division (Video Games, PC Games and Movies) were $121.3 million for the quarter, down from $158.4 million for the same period last year. It was frustrating, to say the least, that the industry continued to experience shortages of hardware this quarter, which have now begun to negatively impact software sales due to the complimentary nature of these products. The shortage of popular hardware alone accounted for approximately $30 million of this third quarter sales decline. Margins for the Distribution Division fell to 4.6% from 7.8%, primarily due to declining price points, close-out sales at low margins and reduced sales of higher margin valueware.

We already have put into motion a strategy to reverse the recent adverse trends in our Distribution Division. As I reported to you last quarter, we have appointed new people to our senior management team and are now starting the process of improving our margins and lowering costs. To achieve these goals, we will be consolidating several warehouses, expanding our product lines with higher margin related products, improving our processes and eliminating duplicate functions. We expect these initiatives will begin to produce results in fiscal 2006.

Higher Margin Performance from Hip Gear™ and Hip Games™

Our Hip Gear™ (accessories) Division achieved sales of $11.3 million for the quarter, up from $11.1 for the same quarter last year. Margins were 18.0%, compared to 17.2% for the same period in fiscal 2004. We reduced wholesale price points on certain SKUs in order to gain access to new retail placement in the United States for the holiday season, a move that reduced margins from the 21% earned on all other Hip Gear™ business for the quarter. We anticipate that margins will return to higher levels in coming quarters and we will continue to increase our shelf space in the competitive U.S. market.

Despite the fact that Hip Games™ did not release any marquee titles during the quarter, Hip's publishing arm reached sales of $8.1 million, an increase of 25.8% over the same quarter last year. This significant growth was achieved in the division's higher margin sales of published and co-published titles, enabling gross margins to increase to 21.4% from 20.9% last year. The major new title releases of the quarter, *Fear Factor: Unleashed* for Game Boy Advance in North America and *Gadget & the Gadgetinis* and *Garfield*, both on PC and PlayStation2, in Europe, have already exceeded our expected unit sales.

Strengthening the Balance Sheet

Our balance sheet has been significantly strengthened by the $16 million in equity raised in November and by our focus on working capital management. In addition, receivables were down to 50 days' sales, compared to 53 days at September 30, 2004, inventory was reduced by $10 million and the Company's bank loan balance was down to $23 million under its $40 million operating line. We believe that actions initiated in November and subsequently will have a positive impact on our Distribution Division in the coming quarters, although we expect the hardware shortage to take some time for our suppliers to resolve fully.

Going Forward

For our fourth quarter, we will see the release of two marquee titles from Hip Games™, Stolen on PlayStation2, Xbox and PC, for which Hip is the worldwide publisher, and *Playboy: The Mansion*, which was released on January 25, 2005 and had initial sell-in units of more than twice our breakeven unit levels. Furthermore, our fiscal 2006 lineup includes several top-line titles, such as *Pariah*, *Fear Factor: Unleashed*, *City of the Dead* (working title), *Ghost Wars* and *World Rugby*. With these titles, which we believe to be very strong, Hip's future looks promising as we continue to execute the strategy we began two years ago.

Thank you to all our stakeholders: employees, business partners and shareholders. We fully appreciated that you remain committed to our strategy, understand the potential this industry offers and believe in Hip's ability to maximize the opportunities.

From the entire Hip team, thank you for your continued support.

On behalf of management,



ARINDRA SINGH,
President & Chief Executive Officer

Management's Discussion and Analysis

This Management Discussion and Analysis ("MD&A") for the three months ended December 31, 2004, compared with the three months ended December 31, 2003, provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the fiscal years ended March 31, 2004 and March 31, 2003. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company during the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to, items identified under the heading "Risk Factors".

OVERVIEW

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company distributes video game and PC game products and movies to retailers across North America and PC games, video games and Hip Gear™ (accessories) in Europe. Hip comprises the following four business units: **(1)** Distribution (video games, PC games and movies), **(2)** Hip Games™ (published software), **(3)** Hip Gear™ (accessories), and **(4)** Hip Coin™ (operator and distributor of coin-operated games).

The Company's strategies include:

- gaining additional shelf space at U.S. and European retailers for its Hip Games™ published software and Hip Gear™ accessories products;
- bringing to market higher quality titles, such as: *Playboy: The Mansion*, *Fear Factor: Unleashed*, *Pariah*, *Stolen* and *City of the Dead* (working title) through its publishing business;
- improving the Company's infrastructure and the efficiency of the Company's warehouses; and
- improving working capital management.

Significant Events

On November 10, 2004, the Company completed an equity offering of 14,814,815 common shares raising gross proceeds of $16.0 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W, an investment management firm based in New York. The net proceeds from the financing are being used to fund investments in the Company's strategic Hip Games™ business.

Significant Accounting Policies

The Company reports its results under Canadian GAAP. The preparation of the Company's financial statements and results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Management bases its estimates on historical experience, future expectations and other assumptions that are believed to be reasonable at the date of the financial statements. Actual results may differ from these estimates due to uncertainty involved in measuring, at a specific point in time, events, which are continuous in nature. The most significant estimates included in these financial statements are the valuations of accounts receivable and inventory, carrying value of goodwill and intangibles, recoverability of licenses and software development costs, provision for customer returns and allowances, and accrued liabilities. The Company's significant accounting policies are discussed in note 2 of its audited financial statements for the year ended March 31, 2004 and in notes 3 and 4 of the December 31, 2004 financial statements.

The Company considers the following key accounting policies to have the most significant effect on its estimates, assumptions and judgments.

Software Development Costs

Software development costs to developers are comprised of payments made to video game developers in connection with development agreements for video game titles.

Software development costs to developers are deferred as development costs once the criteria for deferral as set out in Canadian Institute of Chartered Accountants Section 3450, *Research and Development* ("S.3450") are met. The Company reviews whether previously deferred development costs continue to meet the criteria for deferral in S.3450 on a quarterly basis. If the criteria, which previously justified the deferral of costs, are no longer met, the unamortized balance is written off as a charge to operations in that period.

Amortization of deferred development costs is calculated on a title-by-title basis based on the ratio of unit sales for a title compared to total projected unit sales. The basis of amortization of deferred development costs is reviewed quarterly. Where the basis of amortization of deferred development costs is modified, this change is applied prospectively.

Software development costs are tested for impairment quarterly on a title-by-title basis. If the undiscounted projected cash flows associated with a title are less than the carrying amount of the title, the costs are written down to the extent of the difference.

Significant management estimates and assumptions are utilized in the assessment of when technological feasibility exists, as well as the recoverability of capitalized costs and projected total unit sales. In evaluating the recoverability of capitalized costs, future performance and estimated additional development costs are considered. If forecasted or actual future performance is less than originally anticipated, the actual charge to earnings may be larger than originally determined in any particular quarter.

Licenses

The Company enters into various license and sub-license agreements in order to allow the Company to distribute various video games and productivity software titles.

Licenses are treated as a definite life intangible asset and are amortized based on the contractual terms of the license agreement or on a straight-line basis over the useful life of the license. The amortization method and estimate of the useful life of a license is reviewed annually.

Licenses are tested for impairment whenever facts and circumstances indicate that the carrying amount of the license may not be recoverable. Where the undiscounted cash flows from a license are less than its carrying amount, an impairment charge is taken and the license is written down to its fair value.

Inventory

Inventory is composed of finished goods and is recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis. Management reviews the inventory on a product-by-product basis on a monthly basis in assessing provisions based upon current estimates of future events, including economic conditions and growth prospects in the retail marketplace, and records in that period further inventory provisions as required.

Goodwill

Goodwill represents the excess at the date of acquisition of the purchase consideration over the fair market value of the net identifiable assets acquired. The Company evaluates goodwill annually and when circumstances indicate that impairment in goodwill may have occurred. Such evaluation is based on comparing the fair value of the reporting unit to its carrying value. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Company must perform the second step of the impairment test. The second step requires the Company to compare the fair value of the reporting unit goodwill

with the carrying amount of the reporting unit goodwill to measure the amount of impairment loss, if any. The carrying value of goodwill is assessed by management and is based on assumptions and estimates. As such, there is no certainty that the fair value estimated for the specific reporting unit will be sufficient to support the goodwill values recorded, which could result in the Company recording an impairment charge.

Revenue Recognition

Revenue from sales of video games, PC games and movies, published software, hardware and related accessories sold by the Company's distribution operations is recognized when products are shipped, the price is fixed and determinable and collection is reasonably assured. Provisions for estimated levels of returns and rebates, based on historical experience, are recorded at the time the revenue is recognized as a reduction in revenue. There is no certainty that the provisions for returns and rebates estimated by management will be precise, which could result in an adjustment to sales in the period in which the new information is obtained. Route operations revenue from coin-operated arcade video equipment is recognized on a cash basis.

Financial Overview

Highlights of the consolidated results for the three months ended December 31, 2004, compared to the three months ended December 31, 2003, were:

- Sales decreased by $36.1 million or 20.3%, compared to last year, due primarily to:
  - a decrease in hardware sales totaling $29.9 million, due to the lack of supply of hardware in the marketplace, and
  - a decrease in video game software sales of $9.5 million, primarily as a result of declining sales prices in the industry and the lack of supply of complementary hardware;
- Gross margin decreased to 7.0% from 9.2% for the same period last year, primarily due to increasing freight costs as a percentage of sales due to declining price points; close out sales at low margins and declining higher margin valueware sales;
- Selling, general and administrative expenses increased to $10.7 million from $7.5 million last year, primarily due to:
  - the inclusion of $1.8 million of expenses following the acquisition of two businesses in 2004, being L.S.P. S.A. ("LSP", now Hip Interactive Europe S.A.) and ARUSH Entertainment ("ARUSH"),
  - incremental software maintenance and licensing costs of $0.4 million, and
  - stock-based compensation expenses of $0.2 million; and
- Net loss was $1.5 million or $0.02 per basic and diluted share, compared to earnings of $6.0 million or $0.10 per basic share and $0.09 per diluted share last year.

For the nine months ended December 31, 2004, compared to the nine months ended December 31, 2003:

- Sales decreased by $53.5 million or 15.1%, compared to last year, primarily due to the lack of available hardware throughout the current fiscal year;
- Gross margin decreased to 9.3% from 9.7% for the same period last year;
- Selling, general and administrative expenses increased to $27.0 million from $18.8 million last year, primarily due to:
  - an increase of $4.5 million relating to expenses following the acquisitions of LSP and ARUSH,
  - increased costs of $0.5 million relating to the Company's expanded U.S. operations,
  - incremental software maintenance and licensing costs of $1.1 million,
  - stock-based compensation of $0.6 million, and
  - consulting fees of $0.4 million relating to a warehouse, logistics and information technology study and costs totaling $0.2 for ongoing system and process documentation, review and remediation, in preparation for compliance with Bill 198; and
- Net loss was $3.0 million or $0.05 per basic and diluted share compared to earnings of $9.2 million or $0.16 per basic share and $0.15 per diluted share last year.

The results of operations for the three and nine months ended December 31, 2003 compared to December 31, 2004 are summarized as follows:

(In millions of dollars, except per share amounts)	Three months ended December 31,		Nine months ended December 31,	
	2004	2003	**2004**	2003
Sales	**$ 142.5**	$ 178.7	**$ 301.5**	$ 355.0
Gross profit	**10.0**	16.4	**28.0**	34.5
Selling, general and administrative expenses	**10.7**	7.5	**27.0**	18.8
Other expenses	**0.2**	(0.2)	**1.9**	0.2
Interest, net	**0.6**	0.3	**1.6**	0.8
Amortization of property & equipment	**0.7**	0.5	**2.0**	1.5
Income taxes	**(0.7)**	2.3	**(1.5)**	3.9
Net earnings (loss) for the period	**$ (1.5)**	$ 6.0	**$ (3.0)**	$ 9.2
Net earnings (loss) per share:				
Basic	**$ (0.02)**	$ 0.10	**$ (0.05)**	$ 0.16
Diluted	**$ (0.02)**	$ 0.09	**$ (0.05)**	$ 0.15


Q4
17%
Q1
19%
Q2
23%
Q3
41%

Seasonality – Fiscal 2004
Sales Distribution by Quarter

The Company's core business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three-month period from October 1 to December 31 – the retail holiday season). Hip's seasonality will also be dramatically affected by the release dates of the Company's Hip Games™ titles. The seasonality of the Company's fiscal 2004 results is summarized in the chart to the left, but this may not be indicative of current and/or future years.

Sales

Quarterly sales are shown in the table below:

Sales (in millions of dollars)	**2005**	2004	2003
First quarter	**$ 81.2**	$ 80.0	$ 54.1
Second quarter	**77.8**	96.2	80.6
Third quarter	**142.5**	178.7	146.7
Fourth quarter	–	70.9	79.3
Total	**$ 301.5**	$ 425.8	$ 360.7

Net earnings (loss)

Quarterly net earnings (loss) are summarized in the table below:

Net earnings (loss) (in millions of dollars)	**2005**	2004	2003
First quarter	**$ 0.1**	$ 1.5	$ 1.3
Second quarter	**(1.6)**	1.7	1.7
Third quarter	**(1.5)**	6.0	5.8
Fourth quarter	–	0.4	2.2
Total	**$ (3.0)**	$ 9.6	$ 11.0

Earnings (loss) per share

Quarterly basic and diluted earnings (loss) per share are summarized in the table below:

Earnings (loss) per share – basic (in dollars)	2005	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	**(0.02)**	0.03	0.03
Third quarter	**(0.02)**	0.10	0.11
Fourth quarter	–	0.01	0.04
Total	**$ (0.05)**	$ 0.16	$ 0.22

Earnings (loss) per share – diluted (in dollars)	2005	2004	2003
First quarter	**$ 0.00**	$ 0.03	$ 0.03
Second quarter	**(0.02)**	0.03	0.03
Third quarter	**(0.02)**	0.09	0.10
Fourth quarter	–	0.01	0.04
Total	**$ (0.05)**	$ 0.16	$ 0.20

RESULTS OF OPERATIONS

Sales for the three months ended December 31, 2004 were $142.5 million, compared to $178.7 million for the same period last year, a decrease of $36.1 million or 20.3%. For the nine months ended December 31, 2004, sales were $301.5 million, down $53.5 million or 15.1% from $355.0 million for the same period last year. During the second quarter, the Company re-evaluated its segments and determined that its Video Games, PC Games and Movies business units met the criteria for aggregation and are now reported as the Distribution segment. This classification is more in line with the way the Company manages its operations. The breakdown of sales by business unit is set out in the table below:

	Three months ended December 31,		Nine months ended December 31,	
(In millions of dollars)	**2004**	2003	**2004**	2003
Distribution	**$ 121.3**	$ 158.4	**$ 253.1**	$ 312.2
Hip Games™	**8.1**	6.4	**23.5**	19.3
Hip Gear™	**11.3**	11.1	**18.8**	17.1
Hip Coin™	**1.8**	2.8	**6.1**	6.4
Total	**$ 142.5**	$ 178.7	**$ 301.5**	$ 355.0

Gross margin for the third quarter of fiscal 2005 was 7.0%, compared to 9.2% for the same quarter last year. For the nine months ended December 31, 2004, gross margin was 9.3%, compared to 9.7% during the same period last year. The details of gross margin by business unit are set out in the chart below. For the quarter, gross margin has been impacted greatly by declining video game price points and declining software unit sales due to the lack of supply of complementary hardware.

(Percent of sales)	Three months ended December 31, 2004	2003	Nine months ended December 31, 2004	2003
Distribution	**4.6%**	7.8%	**5.5%**	7.9%
Hip Games™	**21.4**	20.9	**36.2**	26.2
Hip Gear™	**18.0**	17.2	**19.3**	15.0
Hip Coin™	**36.3**	26.8	**33.5**	31.9
	7.0%	9.2%	**9.3%**	9.7%

Distribution

Sales

Distribution sales for the three and nine months ended December 31, 2004, compared to the same periods last year, is shown in the table below:

(In millions of dollars)	Three months ended December 31, 2004	2003	Nine months ended December 31, 2004	2003
Video Games	**$ 82.9**	$ 123.1	**$ 166.8**	$ 226.6
PC Games	**17.7**	15.7	**37.6**	33.2
Movies	**20.7**	19.6	**48.7**	52.4
Distribution	**$ 121.3**	$ 158.4	**$ 253.1**	$ 312.2

Distribution sales for the quarter declined by $37.1 million or 23.4%, compared to the same three months last year. Similarly, on a year-to-date basis, sales decreased by $59.0 million or 18.9%. During the Company's second and third fiscal quarters, there was a shortage of supply of video game console hardware, not only in Canada, but on a worldwide basis. Video game software sales have been negatively impacted by the lack of complementary hardware supply. In addition, average retail price points for video game software have declined by approximately 10% on a year-over-year basis, which has impacted software sales. Of the total $37.1 million decline, hardware accounted for $29.9 million and software accounted for $9.5 million, offset by increases in PC and movie sales.

Gross margin

Gross margins for Distribution sales have declined to 4.6% from 7.8% in the quarter and similarly to 5.5% from 7.9% in the comparable year-to-date periods last year. Video games margins for the three and nine months ended December 31, 2004 have decreased significantly as a result of: **(1)** increasing freight costs as a percentage of sales due to declining price points, **(2)** close out sales at low margins, **(3)** declining higher margin valueware sales, **(4)** increased sales of lower margin PC productivity software, and **(5)** increased sales to major retailers, sub-distributors and e-commerce providers at lower margins.

Hip Games™

Sales

Compared to the third quarter of fiscal 2004, Hip Games™ sales increased by $1.8 million or 25.8% to $8.1 million for the same quarter of fiscal 2005, as the Company continued to focus on this strategic business. For the nine months ended December 31, 2004, sales increased by $4.2 million to $23.5 million, compared to the same period last year. During the three months ended December 31, 2004, the Company released three exclusive distribution and three publishing titles (*Fear Factor: Unleashed* on Game Boy Advance in North America, *Gadget & the Gadgetinis* on PC and PlayStation2 in Europe, and *Garfield* on PC and PlayStation2 in Europe), compared to ten exclusive distribution and two published titles during the same period last year. During the nine months ended December 31, 2004, the Company released eight exclusive distribution titles, compared to 19 during the same period last year, as well as 18 published titles, compared to six last year. The Company's current and future focus is to publish fewer, higher quality published titles at higher margins.

Hip Games™ sales are summarized in the following table:

	Three months ended December 31,		Nine months ended December 31,	
(In millions of dollars)	**2004**	2003	**2004**	2003
Exclusive Distribution	**$ 0.8**	$ 3.0	**$ 4.5**	$ 10.1
Publishing & Co-publishing	**7.3**	3.4	**19.0**	9.2
	$ 8.1	$ 6.4	**$ 23.5**	$ 19.3

Gross margin

Hip Games™ margins for the third quarter this year increased to 21.4% from 20.9% for the same period last year. On a year-to-date basis, margins have increased to 36.2% from 26.2% over the same period. The increasing margins are due to a larger mix of sales of higher margin published titles.

Hip Gear™

Sales

Hip Gear™ sales for the three and nine months ended December 31, 2004, compared to the same period last year, are summarized in the following table:

	Three months ended December 31,		Nine months ended December 31,	
(In millions of dollars)	**2004**	2003	**2004**	2003
Canada	**$ 5.0**	$ 2.9	**$ 8.9**	$ 5.0
United States of America	**6.1**	8.2	**9.7**	12.1
International	**0.2**	–	**0.2**	–
	$ 11.3	$ 11.1	**$ 18.8**	$ 17.1

Sales of Hip Gear™ accessories increased by $0.2 million or 1.5% to $11.3 million for the third quarter of fiscal 2005, compared to $11.1 million in sales for the same period last year. Included in sales for the quarter ended December 31, 2003 were special coupon rebate sales totaling approximately $4.0 million to a U.S. retailer. On a year-to-date basis, sales of Hip Gear™ accessories grew by $1.7 million or 10.4% from $17.1 million to $18.8 million as the Company continues to grow this business. During the first quarter, the Company also began to sell its Hip Gear™ products in Europe through Hip Interactive Europe S.A.

Canadian sales increased primarily due to increased penetration of additional SKUs on national retailers' shelves in the current year. In the prior year, sales in Canada included a reduction of approximately $0.6 million and $1.3 million for the three and nine months ending December 31, 2003, respectively, relating to the cost of obtaining the business of new customers. U.S. sales decreased as a result of the absence of a similar special coupon rebate program in the current fiscal year. During the third quarter of fiscal 2005, the Company was able to procure a portion of the accessories business of a large national retailer in the United States.

Gross margin

Hip Gear™ margins for the three months ended December 31, 2004 were 18.0%, compared to 17.2% in the same quarter last year. For the nine months ended December 31, 2004, margins increased to 19.3% from 15.0% in the same period in the prior fiscal year. The prior year results included a charge to margins of approximately $0.6 million and $1.3 million for the three and nine months ending December 31, 2003, relating to the cost of obtaining the businesses of new customers. To obtain new space on major retailer shelves in the U.S., the Company has taken lower than normal margins on a one-time basis during the quarter. Excluding these sales, Hip Gear™ margins would have been approximately 21%.

Hip Coin™

Sales

Hip Coin™ third quarter sales for fiscal 2005 decreased by $1.0 million or 35.2% to $1.8 million, compared to $2.8 million in the same quarter last year. Year-to-date sales have decreased by $0.3 million or 4.8% to $6.1 million in fiscal 2005, compared to $6.4 million in the same period of fiscal 2004 due to a decrease in distribution sales of video arcade game equipment to video arcade game operators. The prior year quarter included the release of a major arcade game, compared to no major releases in the current year, which contributed to the majority of the sales decline. Over the past year, the Company has been able to add new locations to its route operations to offset the loss of a large operator last year.

Gross margin

Hip Coin™ margins were 36.3% during the quarter, compared to 26.8% in the prior year. Margins for the nine months ended December 31, 2004 were 33.5%, compared to 31.9% during the same period last year. The increase in margins resulted from a change in sales mix between route operations and distribution sales. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10–15% for distribution sales of this business unit.

Selling, General and Administrative Expenses

For the three months ended December 31, 2004, operating expenses were $10.7 million, compared to $7.5 million for the same period in fiscal 2004.

For the nine months ended December 31, 2004, operating expenses were $27.0 million, compared to $18.8 million for the same period in fiscal 2004.

The major expense variances between the three- and nine-month periods ended December 31, 2004 and the corresponding periods last year are detailed in the table below:

(Increase in millions of dollars)	Three months ended December 31	Nine months ended December 31
Incremental costs from LSP[1]	$ 1.3	$ 3.7
Incremental costs from ARUSH[2]	0.5	0.8
Expanded U.S. operations[3]	–	0.5
Software maintenance and licensing[4]	0.4	1.1
Warehouse, logistics and I.T. study and Bill 198 implementation[5]	0.1	0.6
Stock-based compensation[6]	0.2	0.6
Incremental other costs, net[7]	0.7	0.9
Net variance	$ 3.2	$ 8.2

The variances in the chart above are principally due to the following:

1) Expenses in the Hip Games™ business unit due to the acquisition of LSP in February 2004;

2) Expenses in the Hip Games™ business unit due to the acquisition of ARUSH in August 2004;

3) Increased expenses relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ and Hip Games™ businesses in the U.S. market;

4) Increased software maintenance and licensing and software support costs relating to the ERP system;

5) Consulting fees relating to a warehouse, logistics and information technology study and costs incurred with respect to the ongoing system and process documentation, review and remediation in preparation for compliance with Bill 198;

6) Stock-based compensation for employees and the board of directors; and

7) Incremental commissions, as well as other office and administrative expenses.

Other Expenses

Included in other expenses are:

	Three months ended December 31,		Nine months ended December 31,	
(In millions of dollars)	**2004**	2003	**2004**	2003
Provisions				
Movie distribution customer[1]	$ **(0.1)**	$ –	$ **0.6**	$ –
Publishing partner[2]	**0.2**	–	**0.8**	–
Supplier[3]	**0.1**	–	**0.5**	–
	1.2	–	**1.9**	–
Other (income) expenses	–	(0.2)	–	0.3
	$ **0.2**	$ (0.2)	$ **1.9**	$ 0.3

1) Provision against (recovery of) accounts receivable relating to a movies distribution customer in financial difficulty.

2) Provision against software development costs to one of the Company's publishing partners, which is now in financial difficulty.

3) Provision for an amount recoverable from a supplier to be repaid over the next 12 to 15 months, contingent on the company purchasing inventory from that supplier.

Interest Expense

Interest expense was $0.6 million for the third quarter of fiscal 2005, compared to $0.3 million, for the same quarter last year. Average borrowings for the three months ending December 31, 2004 were approximately $35.3 million, compared to $19.5 million for the second quarter last year. On a year-to-date basis, interest expense was $1.6 million, compared to $0.8 million. Average borrowings for the nine months ended December 31, 2004 were $34.8 million, compared to $10.5 million for the same period last year. The average borrowing rate for both the first and second quarters of fiscal 2005 was approximately 4.0%, which was about 1.0% lower than the average rate for the same periods last fiscal year. Average borrowings have increased for the three and nine months ended December 31, 2004, compared to the same periods last year primarily due to a significant increase in software development costs to publishers and developers for exclusive distribution and publishing projects during the past year as the Company continues to grow its Hip Games™ business.

Amortization of Property and Equipment

Amortization of property and equipment was $0.7 million for the three months ended December 31, 2004, compared to $0.5 million in the same quarter last year. Amortization for the nine months ended December 31, 2004 was $2.0 million, compared to $1.5 million in the first nine months of fiscal 2004. This increase is primarily due to the Company purchasing over $3.5 million of assets in fiscal 2004 of which a significant portion relates to computer hardware and software, which are amortized at a 30% declining rate.

Outlook for Fiscal 2005 and 2006

Distribution

The Company expects that the shortages of availability of hardware experienced in the second and third quarters will ease somewhat in the fourth quarter and, consequently, the Company anticipates that fourth quarter hardware sales should be higher, compared to the same period last year. Video game software pricing pressures are expected to continue to have a negative impact on both sales and margins. The Company has developed a strategy to improve the profitability of its Distribution business principally through initiatives designed to improve margins and reduce costs. Such initiatives include the consolidation of several warehouses, expansion of product lines with higher margin non-traditional related products, process improvements and elimination of redundant costs. In addition, during the quarter ended December 31, 2004, the Company hired two senior executives to oversee the Distribution business. The Company expects that these initiatives will improve the profitability of the division over the next several quarters.

Hip Gear™

The Company believes that there are significant opportunities in the United States to secure shelf space at certain national U.S. retailers for its Hip Gear™ products. However, the third party accessory industry in North America is extremely competitive, particularly in the United States where the Company is competing against three other major suppliers. In the fourth quarter of fiscal 2005, the Company plans on releasing its new Bluetooth® Wireless Technology headsets to complement its wireless controllers. The Company expects this product to help boost the penetration into the U.S. marketplace.

Hip Games™

For its Hip Games™ Division in fiscal 2005, the Company's strategy is to release marquee games such as *Playboy: The Mansion* that released on January 25, 2005, *Stolen*, which is expected to be released in March 2005, and *Pariah*, which is expected to be released in the Company's fiscal 2006 first quarter. The results of the Hip Games™ Division are highly dependent on the level of acceptance, timing of the release and sell-through of these products to the consumer. The Company will continue to focus on its strategy to release fewer, high quality titles at higher margins.

LIQUIDITY AND CAPITAL RESOURCES

The Company had borrowings of $23.6 million as at December 31, 2004, compared to $22.5 million as of March 31, 2004. Borrowings at December 31, 2003 were $20.0 million.

During the quarter ended December 31, 2004, the Company used $4.2 million in cash from operations, compared to $16.1 million used in operating activities for the same quarter last year. The Company made net investments in software development costs and licenses for ongoing publishing arrangements of $4.4 million in the quarter compared to $1.9 million in the same period last year. The Company completed an equity offering for net proceeds of $15.4 million. The Company made purchases of property and equipment totaling $0.9 million, primarily related to Hip Coin™ route operations equipment.

During the nine months ended December 31, 2004, the Company used $14.3 million in cash from operations, compared to $25.5 million used in the same period last year. The Company made net investments in software development costs and licenses of $9.7 million in the nine months ended December 31, 2004, compared to $7.7 million in the same period last year. The Company had costs related to the purchase of ARUSH of $0.7 million and purchases of property and equipment of $3.6 million. These uses of cash were offset by the collection of the Jumbo Video note receivable of $0.9 million, obtaining $0.8 million to finance the purchase of Hip Coin™ equipment and exercise of stock options for $0.8 million.

The Company has a $40.0 million demand credit facility in place with a Canadian chartered bank. It is currently in compliance with all terms and covenants as set out in the agreement and, as of December 31, 2004, has excess collateral of over $40 million. Under the terms of the loan agreement the credit facility reduces to $25.0 million on March 1, 2005. Management has requested an extension of the $40.0 million availability to March 31, 2005 with a further review of the arrangement at that time. Management is confident that should this extension not be granted the Company will be able to access alternative sources of external financing and will continue to be able to meet its future cash requirements through a combination of such external financing and internally generated cash from operations.

The Company's working capital requirements are provided by internally generated cash flow, a credit facility through a Canadian chartered bank and proceeds from the common share private placement completed on November 10, 2004. Management believes that, in addition, the Company will generate adequate amounts of cash to maintain capacity and to provide for planned growth. If the Company should determine to accelerate its rate of growth in the future, it may need to raise additional funds through increased credit facilities or by way of an equity offering.

Commitments and Contingencies

The Company has committed to advance an additional $9.4 million under exclusive distribution and publishing agreements from its Hip Games™ business unit. These commitments continue to grow as the Company enters into agreements for Hip Games™ for future years and are summarized in the table below:

(In millions of dollars)	2005	2006	2007	Total
Exclusive Distribution	$ 0.3	$ –	$ –	$ 0.3
Publishing	5.1	3.4	0.6	9.1
	$ 5.4	$ 3.4	$ 0.6	$ 9.4

The Company also has minimum royalty payments for *Playboy: The Mansion* of $0.1 million for each of the next four years.

The Company is obligated to make future minimum annual lease payments under operating leases for office equipment and premises, excluding taxes, as outlined in the following table:

(In millions of dollars)	
2005	$ 0.4
2006	0.9
2007	0.6
2008	0.1
	$ 2.0

As at December 31, 2004, the Company has committed to advance an additional $0.2 million to a company 50% owned by a director of Hip. In addition, during the first quarter of fiscal 2005, the Company purchased all of the assets of an employee's former business in the amount of $0.2 million, relating to arcade gaming equipment. The Company has paid $0.15 million and has commitments to pay the remaining balance of $0.05 million during the fourth quarter of fiscal 2005.

As at December 31, 2004, the Company had outstanding letters of credit in the amount of $7.3 million and remaining credit facility availability of approximately $14.7 million.

Capital expenditures were $0.9 million and $3.6 million during first three and nine months of fiscal 2005, respectively, compared to $0.9 million and $3.9 million last fiscal year. Capital expenditures for the three and nine months ended December 31, 2004 are summarized in the table below:

(In millions of dollars)	Three months ended December 31, 2004	Nine months ended December 31, 2004
Enterprise Resource Planning System (ERP) including related hardware	$ –	$ 0.6
Arcade game equipment	0.7	2.0
Tooling equipment	0.2	0.6
Other	–	0.4
	$ 0.9	$ 3.6

Capital expenditures for fiscal 2005 are anticipated to be approximately $4.0 to $4.5 million.

Balance Sheet

As at December 31, 2004, the Company had assets of $193.2 million, compared to $150.0 million as at March 31, 2004. As at December 31, 2003, the Company had total assets of $187.8 million. Shareholders' equity was $79.2 million at December 31, 2004, compared to $64.1 million as at March 31, 2004 and $62.0 million at December 31, 2003.

The accounts receivable balance as at December 31, 2004 was $78.8 million (50 days outstanding), compared to $47.6 million (54 days outstanding) as at March 31, 2004. At December 31, 2004, approximately 86% of the Company's customer balances were aged less than 60 days from the invoice date, compared to 83% at March 31, 2004. As at December 31, 2003, the accounts receivable balance was $91.0 million (49 days outstanding).

As at December 31, 2004, total inventory was $37.1 million (with inventory turning at 10.1 times), compared to $42.6 million as at March 31, 2004 (turning 10.9 times). As at December 31, 2003, inventory was $48.4 million (turning 9.6 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in the field that is over six months old. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time to time to ensure that retail inventory continues to be current.

Software development costs and licenses at December 31, 2004 were $15.3 million and $6.9 million, respectively, compared to $4.9 million and $7.1 million as at March 31, 2004, as the Company continues to grow the Hip Games™ business for future years. As at December 31, 2003, software development costs and licenses were $5.3 million and $6.4 million, respectively. In the current quarter, the Company changed its classification of software development costs and licenses to better reflect the Company's publishing arrangements.

Accounts payable and accrued liabilities as at December 31, 2004 were $87.7 million (56 days outstanding), compared to $57.1 million (73 days outstanding) as at March 31, 2004. At December 31, 2004, approximately 81% of supplier balances were aged less than 60 days from invoice date, compared to 66% as at March 31, 2004. As at December 31, 2003, accounts payable and accrued liabilities were $101.2 million (51 days outstanding).

The Company believes that it is more likely than not that the future income tax asset of $3.2 million is recoverable based on the Company's current forecasted and expected results.

Capital Structure

The Company's capital structure consists of an unlimited number of Common Shares of which 78,832,631 were issued and outstanding as at December 31, 2004 (March 31, 2004 – 62,432,288) and an unlimited number of preference shares, issuable in series, of which nil were issued and outstanding as at December 31, 2004. The number of Common Shares increased by 14,814,815, following the equity offering subscribed by Crescendo Partners II L.P. Series W on November 10, 2004. As at February 7, 2005, 79,236,289 Common Shares were issued and outstanding.

Risk Factors

All references to "Hip" or the "Company" below shall be deemed to include Hip and its subsidiary companies.

Investment in Video Game Software Titles

The Company enters into exclusive distribution, co-publishing or publishing arrangements with other publishers to secure distribution rights for sales of video games and PC games. To secure these rights, the Company typically agrees to advance cash to the publisher for the title to assist with the development of the software.

For exclusive distribution arrangements, software development costs are paid based on the publisher's completion of certain development milestones. These software development costs are generally recovered by the Company from the proceeds on the sale of products upon initial release of the software title. For exclusive distribution arrangements, the Company purchases the products on a consignment basis and, therefore, does not take on any risk of inventory obsolescence.

For certain publishing arrangements, the Company makes advances to publishers or software developers under specific agreements, which are amortized through cost of sales as the title is sold to retail customers based on the ratio of current sales to total expected sales. In addition, the Company takes on the responsibility for all aspects of the release of the title, including marketing, price protection and returns.

Dependence on Key Suppliers

The Company relies on a limited number of suppliers for its video game and software products. There can be no assurance that these suppliers, many of which have significantly greater financial and marketing resources than Hip, will not discontinue their distribution arrangement with Hip and independently market their products directly to retailers in Canada. The failure of the Company to maintain its existing relationships, or to establish new relationships in the future, could have a material adverse effect on the Company's business, results of operations and financial condition. As mentioned in the notes to the Company's financial statements, approximately 20% of the Company's year-to-date purchases relate to the products manufactured by one company.

Seasonality in Business

The Company's business, especially its Distribution and Hip Gear™ divisions, is characterized by seasonal sales patterns whereby the Company records a substantial component of its yearly revenues in its third quarter ended December 31. Consequently, at certain times of the year, the Company is required to build up and carry high levels of inventory and investment in working capital for its distribution products and Hip Gear™ products in order to meet the needs of the retail customers of such products. Hip's seasonality will also be dramatically affected by the release dates of the Company's Hip Games™ titles. Current trends may not be indicative of current and future year's seasonality.

Fluctuations in Operating Results

Operating results could be adversely affected by general economic and other conditions beyond the control of Hip. Gross margins relating to Hip's Distribution business have been historically narrow, and continue to be under pressure, which increases the impact of variations in costs on operating results. Hip may not be able to adequately adjust its cost structure in a timely fashion in response to a sudden decrease in demand. A significant portion of Hip's expenses is composed of personnel, facilities and costs of invested capital. In the event of a significant decline in revenues, Hip may not be able to exit facilities, reduce personnel or make other significant changes to its cost structure without significant disruption to its operations or without significant termination and exit costs. Management may not be able to implement such actions, if at all, in a timely manner to offset an immediate shortfall in revenues and gross profit.

Technology

Rapid technological advances, evolving industry standards and frequent new product introductions and enhancements characterize the markets for Hip's products. The introduction of products embodying new technologies and the emergence of new industry standards could render Hip's existing inventory of products obsolete and unmarketable. There can be no assurance that Hip will respond effectively to market or technological changes or compete successfully in the future. Hip's future success will depend upon its ability to enhance its current inventory of products to introduce new products that keep pace with technological developments, to respond to evolving end-users' requirements and to achieve market penetration.

Risks Associated with Product Returns and Price Protection

Consistent with industry practice in certain circumstances, the Company allows retailers and end-users to return products for credits toward the purchase of additional products. Competitors' promotional or other activities could cause returns to increase sharply at any time. Although the Company provides allowances for anticipated returns, exchanges and price protection obligations, and believes its existing policies have resulted in the establishment of allowances that are adequate, there can be no assurance that such product return, exchange and price protection obligations will not exceed such allowances in the future and, as a result, will not have a material adverse effect on future operating results. This is particularly true since the Company seeks to continually introduce new and enhanced products, including Hip Gear™ accessories and Hip Games™ products, and is likely to face increasing price competition.

Foreign Exchange Risk

A significant proportion of Hip's purchases of inventory are denominated in U.S. dollars while a majority of its revenue is generated in Canadian dollars. Operating results could be adversely affected by foreign exchange rate fluctuations beyond the control of Hip.

Future Capital Requirements

In order for Hip to implement its growth strategy, it may require additional equity and debt financing in order to make acquisitions and will be dependent upon its ability to raise capital in the future. There can be no assurance that current or additional financing will be available on terms acceptable to Hip, or at all. As the Company increases its publishing business, the Company will be required to make significant cash outlays to finance titles and will not receive cash inflows until such time as the title goes to market. Certain titles will require a significant amount of time before release and, as a result, the Company will be required to finance these titles over that period. The Company's cash position can also be impacted by delays in the release of titles and the relative success of these titles. If adequate funds are not available or are not available on acceptable terms, Hip may not be able to take advantage of opportunities. If conventional sources of capital

are unavailable, Hip may need to seek alternative financing in order to meet its growth strategy, which may not be available, and if available, may result in dilution to Hip's then existing shareholders and may be otherwise on terms unfavourable to Hip.

Potential Volatility of Stock Price

Factors such as quarterly fluctuations in results of operations and announcements of new products by video game platform manufacturers or the entry into the market of a significant competitor may cause the market price of the Common Shares to fluctuate substantially. Industry specific fluctuations in the stock market may adversely affect the market price of the Common Shares regardless of Hip's operating performance and there can be no assurance that the price of the Common Shares will remain at current levels.

Contingencies

During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statement of operations at such time as a loss is determinable.

Dependence on Key Personnel

The success of Hip is dependent on members of its senior management team. The experience of this team will be a contributing factor to Hip's success and growth. The loss of one or more of the members of the management team may have a materially adverse effect on Hip's operations and business prospects.

Goodwill

As the Company completes more acquisitions, goodwill may increase in relation to the other assets on the balance sheet. The Company performs an annual impairment test for goodwill as required under Canadian GAAP. Goodwill impairment testing involves making estimates concerning the fair value of reporting units and then comparing the carrying amount of each unit. Estimates of fair value can be impacted by sudden changes in the business environment and therefore requires significant management judgment in their determination.

Acquisition purchase price allocations require the use of estimates and judgment on the part of management. Significant judgments are required to determine whether events and circumstances warrant a revision to remaining periods of amortization. Changes to estimated useful lives and methods of amortization could result in increases to amortization expense.

Consolidated Balance Sheets

(In thousands of dollars)	(unaudited) December 31, 2004	(audited) March 31, 2004	(unaudited) December 31, 2003
			(as restated)
ASSETS			
Current assets			
Accounts receivable	$ 78,762	$ 47,604	$ 91,027
Inventory	37,107	42,608	48,438
Prepaids and other assets	2,621	2,523	1,800
Income taxes receivable	703	–	–
Current portion of future income taxes (note 11)	3,173	940	171
Current portion of notes receivable (note 5)	137	318	346
	122,503	93,993	141,782
Software development costs (note 3)	15,342	4,866	5,348
Notes receivable (note 5)	96	835	879
Property and equipment	13,112	11,420	10,243
Future income taxes (note 11)	–	–	201
Licenses (note 4)	6,849	7,078	6,431
Goodwill and intangible assets (note 2)	35,285	31,849	22,920
	$ 193,187	$ 150,041	$ 187,804
LIABILITIES			
Current liabilities			
Bank indebtedness	$ 23,569	$ 22,548	$ 20,039
Accounts payable and accrued liabilities	87,743	57,136	101,183
Income taxes payable	–	3,631	3,345
Current portion of note payable (note 6)	227	–	–
Current portion of capital lease obligations	352	530	435
	111,891	83,845	125,002
Note payable (note 6)	605	–	–
Capital lease obligations	651	918	739
Future income taxes (note 11)	878	1,191	49
	114,025	85,954	125,790
SHAREHOLDERS' EQUITY			
Capital stock (note 8)	70,815	53,330	51,753
Other equity	–	–	20
Contributed surplus (note 7)	4,142	3,541	3,478
Retained earnings	4,205	7,216	6,763
	79,162	64,087	62,014
	$ 193,187	$ 150,041	$ 187,804

Commitments and contingencies (notes 2, 3, 6, 7 and 10)

Consolidated Statements of Earnings

(In thousands of dollars) (unaudited)	Three months ended December 31, 2004	2003	Nine months ended December 31, 2004	2003
		(as restated)		(as restated)
Sales	**$142,509**	$178,726	**$301,504**	$354,995
Cost of sales	**130,419**	161,417	**269,967**	317,510
Amortization of software development costs and licenses	**2,084**	948	**3,544**	3,027
Gross profit	**10,006**	16,361	**27,993**	34,458
Expenses				
Selling, general and administrative expenses	**10,710**	7,498	**26,982**	18,806
Other expenses (note 9)	**144**	(250)	**1,880**	245
Interest, net	**639**	276	**1,627**	760
Amortization of property & equipment	**728**	547	**1,991**	1,534
Earnings (loss) before income taxes	**(2,215)**	8,290	**(4,487)**	13,113
Income tax expenses (recovery)	**(727)**	2,310	**(1,476)**	3,949
Net earnings (loss) for the period	**$ (1,488)**	$ 5,980	**$ (3,011)**	$ 9,164
Earnings (Loss) Per Share				
Weighted average number of common shares outstanding (In thousands):				
Basic	**72,267**	60,959	**66,199**	58,257
Diluted	**72,267**	64,566	**66,199**	61,059
Earnings (loss) per share:				
Basic	**$ (0.02)**	$ 0.10	**$ (0.05)**	$ 0.16
Diluted	**$ (0.02)**	$ 0.09	**$ (0.05)**	$ 0.15

Consolidated Statements of Retained Earnings (Deficit)

(In thousands of dollars) (unaudited)	Three months ended December 31, 2004	2003	Nine months ended December 31, 2004	2003
		(as restated)		(as restated)
Retained earnings (deficit), beginning of period	**$ 5,693**	$ 783	**$ 7,216**	$ (2,401)
Net earnings (loss) for the period	**(1,488)**	5,980	**(3,011)**	9,164
Retained earnings, end of period	**$ 4,205**	$ 6,763	**$ 4,205**	$ 6,763

Consolidated Statements of Cash Flows

(In thousands of dollars) (unaudited)	Three months ended December 31, 2004	2003	Nine months ended December 31, 2004	2003
		(as restated)		(as restated)
CASH PROVIDED BY (USED IN)				
Operating activities				
Net earnings (loss) for the period	**$ (1,488)**	$ 5,980	**$ (3,011)**	$ 9,164
Items not affecting cash:				
Amortization and other provisions	**5,758**	547	**9,466**	1,534
Other expenses	**–**	–	**–**	310
Future income taxes	**(2,408)**	469	**(2,546)**	507
Stock and other non-cash compensation	**242**	–	**629**	–
Gain on sale of Microplay assets	**–**	(250)	**–**	(250)
	2,104	6,746	**4,538**	11,265
Net changes in non-cash working capital balances:				
Accounts receivable	**(26,698)**	(41,459)	**(32,205)**	(49,408)
Inventory	**8,367**	(15,445)	**3,717**	(20,502)
Prepaids and other assets	**(9)**	(887)	**(98)**	(1,011)
Software development costs and licenses	**(4,367)**	(1,915)	**(9,679)**	(7,708)
Accounts payable and accrued liabilities	**19,683**	35,033	**23,325**	40,983
Income taxes payable	**(3,355)**	1,840	**(3,926)**	966
Operating activities of discontinued operations	**–**	–	**–**	(101)
	(6,379)	(22,834)	**(18,866)**	(36,781)
	(4,275)	(16,087)	**(14,328)**	(25,516)
Financing activities				
Note payable	**832**	–	**832**	–
Capital lease obligations	**(126)**	514	**(445)**	(45)
Common shares for cash, net of share issue costs	**15,771**	1,071	**16,425**	6,352
Increase (decrease) in bank indebtedness	**(11,219)**	15,628	**1,021**	20,039
	5,258	17,213	**17,833**	26,346
Investing activities				
Purchase of property and equipment	**(891)**	(886)	**(3,649)**	(3,892)
Acquisition of businesses, net of cash acquired	**(87)**	(235)	**(776)**	(235)
Repayments of notes receivable, net	**(5)**	(5)	**920**	(3)
	(983)	(1,126)	**(3,505)**	(4,130)
Decrease in cash, during the period	**–**	–	**–**	(3,300)
Cash, beginning of period	**–**	–	**–**	3,300
Cash, end of period	**$ –**	$ –	**$ –**	$ –

Notes to Consolidated Financial Statements

(In thousands of dollars unless otherwise stated) (unaudited)

NOTE 1. BASIS OF PRESENTATION

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2004. These interim consolidated financial statements follow the same accounting policies and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2004. Due to the seasonality of the business, the results of operations for the three and nine months ended December 31, 2004 are not necessarily indicative of annual results. On April 22, 2004, management discovered that certain accounting errors were made in the recording of accrued liabilities as at September 30, 2003 and December 31, 2003 and, consequently, the financial statements for the periods then ended were restated. Certain comparative figures have been reclassified to conform to the current presentation.

NOTE 2. BUSINESS ACQUISITIONS

a) On August 5, 2004, the Company acquired World Entertainment Broadcasting Corporation, doing business as ARUSH Entertainment ("ARUSH"), a publisher of video and PC games incorporated in the United States. The purchase price consisted of the issuance of 815,705 common shares of the Company on closing at a price of $1.30 and an additional 55,607 common shares issued and held in escrow for one year. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition. A preliminary purchase price of $2,110 was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition resulting in goodwill of $3,707.

The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other intangible assets as well as software development costs and other assets with a corresponding adjustment to goodwill. As at December 31, 2004, this valuation had not been finalized and management believes this valuation will be completed and reflected in the financial statements for the period ending March 31, 2005. During the three months ended December 31, 2004, the Company recorded a $138 increase to goodwill as the Company recorded additional accruals.

b) On February 6, 2004, the Company acquired L.S.P. S.A. ("LSP"), a publisher of video and PC games incorporated in France. This acquisition was accounted for using the purchase method of accounting and, consequently, the results of operations are included in the Company's consolidated statements of earnings from the date of acquisition. A preliminary purchase price of $1,956 was allocated to the assets and liabilities assumed based on their estimated fair values on the date of acquisition resulting in goodwill of $8,929.

The purchase price allocation will be finalized pending the completion of an independent valuation. This may result in adjustments to the values assigned to other intangible assets as well as software development costs and other assets with a corresponding adjustment to goodwill. As at December 31, 2004, this valuation had not been finalized and management believes this valuation will be completed and reflected in the financial statements for the period ending March 31, 2005. During the three and nine months ended December 31, 2004, the Company recorded an increase of $71 and a decrease of $496 to goodwill, respectively, as the Company recorded adjustments to the valuation allowance, which had been recognized against tax losses.

NOTE 3. SOFTWARE DEVELOPMENT COSTS

Software development costs to developers are comprised of payments made to video game developers in connection with publishing agreements for video game titles. Software development costs are typically recoverable through reduced royalty payments to developers upon the release of the related video game title.

Software development costs to developers are deferred as development costs once the criteria for deferral in Canadian Institute of Chartered Accountants Section 3450, *Research and Development* ("S.3450") are met. The Company reviews whether previously deferred development costs continue to meet the criteria for deferral in S.3450 on a quarterly basis. If the criteria, which previously justified the deferral of costs, are no longer met, the unamortized balance is written off as a charge to operations in that period.

Amortization of deferred development costs is calculated on a title-by-title basis based on the ratio of unit sales for a title compared to total projected unit sales. The basis of amortization of deferred development costs is reviewed quarterly. Where the basis of amortization of deferred development costs is modified, this change is applied prospectively.

Software development costs are tested for impairment quarterly on a title-by-title basis. If the undiscounted projected cash flows associated with a title are less than the carrying amount of the title, the software development costs are written down to the extent of the difference.

Significant management estimates and assumptions are utilized in the assessment of when technological feasibility exists, as well as the recoverability of capitalized costs and projected total unit sales. In evaluating the recoverability of capitalized costs, future performance and estimated additional development costs are considered. If forecasted or actual future performance is less than originally anticipated, the actual charge to earnings may be larger than originally determined in any particular quarter.

The Company has commitments to advance an additional $9,389 (March 31, 2004 – $9,822) under exclusive distribution and publishing agreements for titles to be released in fiscal 2005 through 2007. (See note 10)

NOTE 4. LICENSES

The Company enters into various license and sub-license agreements in order to allow the Company to distribute various video games and productivity software titles.

Licenses are treated as a definite life intangible asset and are amortized based on the contractual terms of the license agreement or on a straight-line basis over the useful life of the license. The amortization method and estimate of the useful life of a license is reviewed annually.

Licenses are tested for impairment whenever facts and circumstances indicate that the carrying amount of the license may not be recoverable. Where the undiscounted cash flows from a license are less than its carrying amount, an impairment charge is taken and the license is written down to its fair value.

NOTE 5. NOTES RECEIVABLE

On July 9, 2004, Jumbo Entertainment Inc. paid, in full, the remaining balance of the Company's note receivable of $910 plus accrued interest. The remaining notes receivable relates to advances to Putting Edge, a company owned 50% by a director of Hip (See note 10(a)).

NOTE 6. NOTES PAYABLE

On December 20, 2004, the Company entered into a promissory note with a financial institution for $0.9 million to finance the purchase of video arcade equipment to be used in the Company's Hip Coin™ route operations. The note is payable over 42 months at a variable rate of 3.25% above the institution's Banker's Acceptance Rate in effect, per annum. At the time of the note, the interest rate was approximately 5.8%.

NOTE 7. SHARE-BASED COMPENSATION

The Company recorded a $323 and $568 compensation expense with a corresponding increase to contributed surplus for the three and nine months ended December 31, 2004, respectively, (2003 – $nil and $110) based on the fair value of options granted to employees at the time of grant for all stock options granted since April 1, 2003. The Company uses the Black-Scholes option pricing model to determine the fair value with the following significant assumptions: average risk-free rate of 3.7% (Fiscal 2004 – 3.6%), expected life of two to five years, volatility of 100% (Fiscal 2004 – 52%) and a dividend yield of 0%. During the third quarter of fiscal 2004, the Company adopted on a prospective basis, The Canadian Institute of Chartered Accountants Section 3870, *Stock-based Compensation and Other Stock-based Payments* ("S.3870").

As required under S.3870, the following table provides information on options granted subsequent to April 1, 2002 and prior to April 1, 2003 and the impact on earnings (loss) per share as if the fair value based method of accounting for the share-based compensation had been applied:

(In thousands of dollars except per share amounts) (unaudited)	Three months ended December 31, 2004	Three months ended December 31, 2003 (as restated)	Nine months ended December 31, 2004	Nine months ended December 31, 2003 (as restated)
Net earnings (loss) for the period as reported	**$ (1,488)**	$ 5,980	**$ (3,011)**	$ 9,164
Pro forma current period compensation cost, net of tax	**–**	25	**62**	221
Pro forma net earnings (loss) for the period	**$ (1,488)**	$ 5,955	**$ (3,073)**	$ 8,943
Basic earnings (loss) per share as reported	**$ (0.02)**	$ 0.10	**$ (0.05)**	$ 0.16
Pro forma basic earnings (loss) per share	**$ (0.02)**	$ 0.10	**$ (0.05)**	$ 0.15
Diluted earnings (loss) per share as reported	**$ (0.02)**	$ 0.09	**$ (0.05)**	$ 0.15
Pro forma diluted earnings (loss) per share	**$ (0.02)**	$ 0.09	**$ (0.05)**	$ 0.15

The significant assumptions made in the calculation of the three and nine months ended December 31, 2004 and 2003 weighted average fair value of the options are as follows: risk-free rate of 3.6%, expected life of two years, volatility of 74% and a dividend yield of 0%.

NOTE 8. CAPITAL STOCK

(In thousands of dollars except per share amounts) (unaudited)	Number of Common Shares	Net Book Value
Balance as at March 31, 2004	62,432,288	$ 53,330
Options exercised	714,216	769
Equity offering[a]	14,814,815	15,646
Common shares issued in connection with an acquisition (note 2)[b]	871,312	1,060
Balance as at December 31, 2004	78,832,631	$ 70,815

(a) On November 10, 2004, the Company completed an equity offering of 14,814,815 common shares raising gross proceeds of $16.0 million. All common shares of the offering were subscribed by Crescendo Partners II L.P. Series W, which is an investment management firm based in New York.

(b) 55,607 of these common shares were issued in escrow and recorded as contributed surplus.

NOTE 9. OTHER EXPENSES

Included in other expenses are:

	Three months ended December 31,		Nine months ended December 31,	
	2004	2003	**2004**	2003
Provisions				
Movie distribution customer[a]	$ **(132)**	$ –	$ **626**	$ –
Publishing partner[b]	**188**	–	**783**	–
Supplier[c]	**88**	–	**471**	–
	144	–	**1,880**	–
Other (income) expenses	–	(250)	–	245
	$ **144**	$ (250)	$ **1,880**	$ 245

(a) Provision against (recovery of) accounts receivable relating to a movies distribution customer in financial difficulty.

(b) Provision against software development costs to one of the Company's publishing partners, which is now in financial difficulty.

(b) Provision for an amount recoverable from a supplier to be repaid over the next 12 to 15 months, contingent on the company purchasing inventory from that supplier.

NOTE 10. COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

(a) During the quarter, the Company advanced $40 to Putting Edge, a company owned 50% by a director of Hip. The Company has a commitment to advance an additional $240 to Putting Edge.

(b) The Company has committed to advance an additional $9,389 under exclusive distribution and publishing agreements during fiscal 2005 through 2007 as follows:

	2005	2006	2007	Total
Exclusive Distribution	$ 301	$ –	$ –	$ 301
Publishing	5,089	3,398	601	9,088
	$ 5,390	$ 3,398	$ 601	$ 9,389

(c) As part of the Company's publishing activities the Company has made certain commitments to licensors for minimum guaranteed royalties. The Company has minimum royalty payments for *Playboy: The Mansion* of $0.1 million for each of the next four years.

(d) During the first quarter, the Company purchased all of the assets of an employee's former business for $200, relating to arcade gaming equipment. The Company has paid $150 since acquisition and has commitments to pay the remaining balance of $50 during the fourth quarter of fiscal 2005.

(e) The Company is contingently liable for additional consideration in connection with acquisitions.

(f) During the normal course of business, there are various claims and proceedings that have been or may be instituted against the Company. The disposition of the matters that are pending or asserted, for which provision has not already been made, is not expected by management to have a material adverse effect on the financial position of the Company or its results of operations. Loss sustained, if any, will be recorded in the statements of earnings in the year such loss is determinable.

NOTE 11. FUTURE INCOME TAXES

As at December 31, 2004, the Company has available losses for tax purposes in Canada that may be used to reduced taxable income in future years of approximately $7,703. No valuation allowance against these amounts has been recorded, as the Company believes that it will generate sufficient taxable income within the loss carry forward period to realize the future tax benefits.

NOTE 12. SEGMENTED INFORMATION

During the second quarter, the Company re-evaluated its segments and determined that its Video Games, PC Games and Movies business units met the criteria for aggregation and are now reported as the Distribution segment. The Company now operates in four

	Three months ended December 31, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Sales	$121,312	$ 8,084	$ 11,301	$ 1,812
Gross profit	5,578	1,731	2,039	658
Selling, general & administrative expenses	–	–	–	–
Other expenses	–	–	–	–
Interest, net	–	–	–	–
Amortization of property & equipment	–	–	–	–
Earnings (loss) before income taxes	–	–	–	–
Income taxes	–	–	–	–
Net earnings (loss) for the period	–	–	–	–

	Nine months ended December 31, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Sales	$253,104	$ 23,450	$ 18,844	$ 6,106
Gross profit	13,834	8,478	3,634	2,047
Selling, general & administrative expenses	–	–	–	–
Other expenses	–	–	–	–
Interest, net	–	–	–	–
Amortization of property & equipment	–	–	–	–
Earnings (loss) before income taxes	–	–	–	–
Income taxes	–	–	–	–
Net earnings (loss) for the period	–	–	–	–

	As at December 31, 2004			
	Distribution	Hip Games™	Hip Gear™	Hip Coin™
Assets	$ 84,220	$ 41,738	$ 8,486	$ 10,315

Economic Dependence

Approximately 16.6% and 20.2% (2003 – 39.4% and 40.9%) of the Company's purchases for the three and nine-month periods ended December 31 2004, respectively, relate to products manufactured and published by one company.

reportable business segments: Distribution, Hip Games™, Hip Gear™ and Hip Coin™. This classification is more in line with the way the Company manages its operations. The Company only reviews its segments at the gross profit level. Operating results for these business segments are as follows:

		Three months ended December 31, 2003 (as restated)					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
$ –	**$142,509**	$158,368	$ 6,424	$ 11,137	$ 2,797	$ –	$ 178,726
–	**10,006**	12,350	1,344	1,917	750	–	16,361
10,710	**10,710**	–	–	–	–	7,498	7,498
144	**144**	–	–	–	–	(250)	(250)
639	**639**	–	–	–	–	276	276
728	**728**	–	–	–	–	547	547
(12,221)	**(2,215)**	–	–	–	–	(8,071)	8,290
(727)	**(727)**	–	–	–	–	2,310	2,310
$ (11,494)	**$ (1,488)**	–	–	–	–	$ (10,381)	$ 5,980

		Nine months ended December 31, 2003 (as restated)					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
$ –	**$301,504**	$312,230	$ 19,282	$ 17,069	$ 6,414	$ –	$ 354,995
–	**27,993**	24,786	5,061	2,564	2,047	–	34,458
26,982	**26,982**	–	–	–	–	18,806	18,806
1,880	**1,880**	–	–	–	–	245	245
1,627	**1,627**	–	–	–	–	760	760
1,991	**1,991**	–	–	–	–	1,534	1,534
(32,480)	**(4,487)**	–	–	–	–	(21,345)	13,113
(1,476)	**(1,476)**	–	–	–	–	3,949	3,949
$ (31,004)	**$ (3,011)**	–	–	–	–	$(25,294)	$ 9,164

		As at December 31, 2003 (as restated)					
Corporate	**Total**	Distribution	Hip Games™	Hip Gear™	Hip Coin™	Corporate	Total
$ 48,428	**$193,187**	$124,045	$ 16,321	$ 12,718	$ 8,846	$ 25,874	$ 187,804

Corporate Information

HEAD OFFICE

240 Superior Boulevard
Mississauga, Ontario L5T 2L2

Telephone 905-362-3760
Facsimile 905-362-1995

DIRECTORS AND OFFICERS

Peter Cooper,
Chairman, Director

Richard B. Grogan,
Director

Mark Rider,
Director

Eric Rosenfeld,
Director

Joseph H. Wright,
Director

Arindra Singh,
Director, President & Chief Executive Officer

Peter Lee,
Chief Financial Officer

Michael Vaswani,
Chief Information Officer

Thomas A. Fenton,
Vice-President & General Counsel

LEGAL COUNSEL

Aird & Berlis LLP

AUDITORS

PricewaterhouseCoopers LLP

TRANSFER AGENT

Equity Transfer Services Inc.

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)

STOCK SYMBOL

HP

INVESTOR RELATIONS

Contact:
investorrelations@hipinteractive.com

WEBSITE

www.hipinteractive.com





240 Superior Boulevard
Mississauga, Ontario L5T 2L2
Telephone 905-362-3760
Facsimile 905-362-1995
www.hipinteractive.com